Exhibit 99.1

GigaCloud Technology Inc Announces Second Quarter 2022 Financial Results

Hong Kong, September 30, 2022 (GLOBE NEWSWIRE) — GigaCloud Technology Inc (Nasdaq: GCT) (“GigaCloud” or the “Company”), a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise, today announced its unaudited financial results for the quarter and six months ended June 30, 2022.

Mr. Larry Lei Wu, Founder, Chairman of the Board of Director and Chief Executive Officer of GigaCloud, commented, “We are pleased to deliver a robust financial and operational results in our first quarterly earnings release as a public company. Our Nasdaq listing in August represented a key milestone for our Company and years of hard-work, commitment and dedication from our shareholders, management team and employees. Despite the macroeconomic challenges that we faced, we continued to deliver a solid year over year revenue and GMV growth. We are proactively adjusting our operations to adapt to these challenges and continued to focus on our long-term strategy by strengthening our capabilities to create value for our customers. By leveraging our data driven technology and our logistic solutions, we are well positioned to increase our overall market share in the B2B large parcel market.”

Mr. David Lau, Chief Financial Officer of GigaCloud, added, “We are pleased to see topline growth despite a quarter of supply chain challenges. This is attributable to the Company’s effort to continue attracting more buyers and sellers as demand continues to rise for large parcel sales and deliveries. Through real-time visibility of our operations, there are signs of supply chain normalization, and our ability to manage the logistics obstacles and offer solutions to our customers will support us through short-term challenges and position us better for long-term growth.”

Second Quarter 2022 Financial Highlights

•	Total revenues were $124.0 million in the second quarter of 2022, an increase of 11.0% from $111.8 million in the second quarter of 2021.

•	Net income was $6.1 million in the second quarter of 2022, compared to $13.6 million in the second quarter of 2021.

•	Adjusted EBITDA[1] was $7.8 million in the second quarter of 2022, compared to $16.6 million in the second quarter of 2021

First Half 2022 Financial Highlights

•	Total revenues were $236.5 million in the six months ended June 30, 2022, an increase of 14.6% from $206.3 million in the six months ended June 30, 2021.

[1]

Adjusted EBITDA is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.

•	Net income was $10.8 million in the six months ended June 30, 2022, compared to $21.6 million in the six months ended June 30, 2021.

•	Adjusted EBITDA[2] was $14.7 million in the six months ended June 30, 2022, compared to $26.7 million in the six months ended June 30, 2021.

Operational Highlights

•	GigaCloud Marketplace GMV[3] was $458.8 million in the 12 months ended June 30, 2022, an increase of 43.8% from $319.2 million in the 12 months ended June 30, 2021.

•	Active 3P sellers[4] were 452 in the 12 months ended June 30, 2022, an increase of 67.4% from 270 in the 12 months ended June 30, 2021.

•	Active buyers[5] were 4,061 in the 12 months ended June 30, 2022, an increase of 58.9% from 2,555 in the 12 months ended June 30, 2021.

•	Spend per active buyer[6] was $112,987 in the 12 months ended June 30, 2022, a decrease of 9.5% from $124,915 in the 12 months ended June 30, 2021.

•	3P seller GigaCloud Marketplace GMV[7] was $196.7 million in the 12 months ended June 30, 2022, an increase of 71.1% from $114.9 million in the 12 months ended June 30, 2021

Second Quarter 2022 Financial Results

Revenues

Total revenues were $124.0 million in the second quarter of 2022, increased by 11.0% from $111.8 million in the second quarter of 2021. The increase was primarily due to an increase in service revenue from GigaCloud 3P and product revenue from GigaCloud 1P, partially offset by the decrease in product revenue from off-platform ecommerce.

[2]

Adjusted EBITDA is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.

[3]

GigaCloud Marketplace GMV means the total gross merchandise value of transactions ordered through our GigaCloud Marketplace including GigaCloud 3P and GigaCloud 1P, before any deductions of value added tax, goods and services tax, shipping charges paid by buyers to sellers and any refunds.

[4]	Active 3P sellers means sellers who have sold a product in GigaCloud Marketplace within the last 12-month period, irrespective of cancellations or returns.
[5]	Active buyers means buyers who have purchased a product in the GigaCloud Marketplace within the last 12-month period, irrespective of cancellations or returns.
[6]	Spend per active buyer is calculated by dividing the total GigaCloud Marketplace GMV within the last 12-month period by the number of active buyers as of such date.
[7]

3P seller GigaCloud Marketplace GMV means the total gross merchandise value of transactions sold through our GigaCloud Marketplace by 3P sellers, before any deductions of value added tax, goods and services tax, shipping charges paid by buyers to sellers and any refunds.

•

Service revenue from GigaCloud 3P was $32.8 million in the second quarter of 2022, increased by 39.4% from $23.6 million in the second quarter of 2021. The increase was primarily due to an increase in revenues from last-mile delivery fees and fulfillment fees for other freight services such as delivery of products via ocean transportation.

•

Product revenue from GigaCloud 1P was $60.7 million in the second quarter of 2022, increased by 15.4% from $52.6 million in the second quarter of 2021. The increase was primarily due to an increase in number of active buyers and better selection of products catering to buyers’ preference.

•

Product revenue from off-platform ecommerce was $30.5 million in the second quarter of 2022, decreased by 14.4% from $35.6 million in the second quarter of 2021. The decrease was primarily due to an overall decrease in sales on certain third-party off-platform ecommerce as consumer demand slowed down on such third-party off-platform ecommerce.

Cost of Revenues

Cost of revenues was $107.0 million in the second quarter of 2022, increased by 29.1% from $82.9 million in the second quarter of 2021. The increase was primarily due to an increase in ocean freight cost compared to the second quarter of 2021, and such increase is expected to stabilize in the rest of 2022.

Gross Profit and Gross Margin

Gross profit was $17.0 million in the second quarter of 2022, decreased by 41.1% from $28.9 million in the second quarter of 2021. Gross margin was 13.7% in the second quarter of 2022, compared to 25.9% in the second quarter of 2021.

Operating Expenses

Total operating expenses were $8.8 million in the second quarter of 2022, decreased by 28.3% from $12.3 million in the second quarter of 2021.

•

Selling and marketing expenses were $5.5 million in the second quarter of 2022, decreased by 20.2% from $6.8 million in the second quarter of 2021. The decrease was primarily due to a decrease in staff cost as the sales commission decreased.

•

General and administrative expenses were $3.3 million in the second quarter of 2022, decreased by 38.6% from $5.4 million in the second quarter of 2021. The decrease was primarily due to a decrease in professional service fees.

Operating Income

Operating income was $8.2 million in the second quarter of 2022, decreased by 50.5% from $16.6 million in the second quarter of 2021.

Income Tax Expenses

Income tax expenses were $1.2 million in the second quarter of 2022, decreased by 58.6% from $3.0 million in the second quarter of 2021.

Net Income

Net income was $6.1 million in the second quarter of 2022, compared to $13.6 million in the second quarter of 2021.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share was $0.15 in the second quarter of 2022, compared to $0.43 in the second quarter of 2021.

Adjusted EBITDA

Adjusted EBITDA8 was $7.8 million in the second quarter of 2022, compared to $16.6 million in the second quarter of 2021.

First Half 2022 Financial Results

Revenues

Total revenues were $236.5 million in the six months ended June 30, 2022, increased by 14.6% from $206.3 million in the six months ended June 30, 2021. The increase was primarily due to an increase in service revenue from GigaCloud 3P and product revenue from GigaCloud 1P, partially offset by the decrease in product revenue from off-platform ecommerce.

•

Service revenue from GigaCloud 3P was $64.0 million in the six months ended June 30, 2022, increased by 45.7% from $44.0 million in the six months ended June 30, 2021. The increase was primarily due to an increase in revenues from last-mile delivery fees and fulfillment fees for other freight services such as delivery of products via ocean transportation.

•

Product revenue from GigaCloud 1P was $115.0 million in the six months ended June 30, 2022, increased by 21.2% from $94.9 million in the six months ended June 30, 2021. The increase was primarily due to an increase in number of active buyers and better selection of products catering to buyers’ preference.

•

Product revenue from off-platform ecommerce was $57.4 million in the six months ended June 30, 2022, decreased by 14.9% from $67.4 million in the six months ended June 30, 2021. The decrease was primarily due to an overall decrease in sales on certain third-party off-platform ecommerce as consumer demand slowed down on such third-party off-platform ecommerce.

Cost of Revenues

Cost of revenues was $202.6 million in the six months ended June 30, 2022, increased by 29.4% from $156.5 million in the six months ended June 30, 2021. The increase was primarily due to an increase in ocean freight cost compared to the six months ended June 30, 2021, and such increase is expected to stabilize in the rest of 2022.

[8]

Adjusted EBITDA is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.

Gross Profit and Gross Margin

Gross profit was $33.9 million in the six months ended June 30, 2022, decreased by 31.9% from $49.8 million in the six months ended June 30, 2021. Gross margin was 14.3% in the six months ended June 30, 2022, compared to 24.1% in the six months ended June 30, 2021.

Operating Expenses

Total operating expenses were $18.2 million in the six months ended June 30, 2022, decreased by 19.4% from $22.6 million in the six months ended June 30, 2021.

•

Selling and marketing expenses were $11.0 million in the six months ended June 30, 2022, decreased by 22.4% from $14.2 million in the six months ended June 30, 2021. The decrease was primarily due to a decrease in staff cost as the sales commission decreased.

•

General and administrative expenses were $7.2 million in the six months ended June 30, 2022, decreased by 14.4% from $8.4 million in the six months ended June 30, 2021. The decrease was primarily due to a decrease in professional service fees.

Operating Income

Operating income was $15.7 million in the six months ended June 30, 2022, decreased by 42.3% from $27.2 million in the six months ended June 30, 2021.

Income Tax Expenses

Income tax expenses were $2.8 million in the six months ended June 30, 2022, decreased by 42.4% from $4.9 million in the six months ended June 30, 2021.

Net Income

Net income was $10.8 million in the six months ended June 30, 2022, compared to $21.6 million in the six months ended June 30, 2021.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share was $0.28 in the six months ended June 30, 2022, compared to $0.67 in the six months ended June 30, 2021.

Adjusted EBITDA

Adjusted EBITDA9 was $14.7 million in the six months ended June 30, 2022, compared to $26.7 million in the six months ended June 30, 2021.

[9]

Adjusted EBITDA is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.

Balance Sheet

As of June 30, 2022, the Company had cash of $49.2 million and restricted cash of $1.5 million, compared to $63.2 million and $0.7 million as of December 31, 2021, respectively.

Cash Flow

Net cash used in operating activities was $10.3 million in the six months ended June 30, 2022, compared to $11.7 million in the six months ended June 30, 2021, primarily due to a decrease in net income and the changes in operating assets and liabilities, primarily driven by an increase in inventories in the second quarter of 2022 as shipping costs to procure inventories, including ocean freight costs, are included in inventories and the increase in ocean freight costs has contributed to an increase in inventories and cash outflows.

Net cash used in investing activities was $0.1 million in the six months ended June 30, 2022, compared to $0.6 million in the six months ended June 30, 2021, consisting primarily of cash paid for capital expenditures.

Net cash used in financing activities was $0.6 million in the six months ended June 30, 2022, compared to $0.9 million in the six months ended June 30, 2021, primarily due to cash paid for finance lease obligations.

Business Outlook

The Company expects its total revenues to be between $122 million and $127 million in the third quarter of 2022. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change and cannot be predicted with reasonable accuracy as of the date hereof.

Recent Developments

On August 22, 2022, the Company completed its initial public offering, and simultaneous closing of the full over-allotment option of 3,381,000 Class A ordinary shares at a public offering price of $12.25 per Class A ordinary share (the “Offering”). The gross proceeds of the Offering were approximately $41 million before deducting underwriting discounts and commissions and offering expenses. The Class A ordinary shares began trading on the Nasdaq Global Market on August 18, 2022, under the symbol “GCT.”

Furthermore, the Company granted share awards under its share incentive plans which could only be exercised upon the consummation of a qualified IPO before expiration date of ten years after the date of the awards. Upon the completion of the IPO, the performance condition of the awards was achieved. As a result, share-based compensation expense would be recognized in the third quarter of 2022 relating to these shares awards. As disclosed previously, unrecognized compensation expenses relating to the share-based awards is expected to be recognized cumulatively as of the completion of the IPO, which would lead to a significant decrease of net profit or even a net loss in the third quarter of 2022.

Conference Call

The Company will host an earnings conference call to discuss its financial results at 8:30 am U.S. Eastern Time (8:30 pm Beijing/Hong Kong Time) on September 30, 2022.

For participants who wish to join the call, please access the link provided below to complete the online registration process.

Registration Link:

https://register.vevent.com/register/BI0fa88d4dc0234779af8c3d2287acb556

Upon registration, participants will receive the dial-in number and unique PIN, which can be used to join the conference call. If participants register and forget their PIN or lose their registration confirmation email, they may simply re-register and receive a new PIN. All participants are encouraged to dial in 15 minutes prior to the start time.

A live and archived webcast of the conference call will be accessible on the Company’s investor relations website at: https://investors.gigacloudtech.com/.

About GigaCloud Technology Inc

GigaCloud Technology Inc is a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. The Company’s B2B ecommerce platform, which it refers to as the “GigaCloud Marketplace,” integrates everything from discovery, payments and logistics tools into one easy-to-use platform. The Company’s global marketplace seamlessly connects manufacturers, primarily in Asia, with resellers, primarily in the U.S., Asia and Europe, to execute cross-border transactions with confidence, speed and efficiency. The Company offers a truly comprehensive solution that transports products from the manufacturer’s warehouse to the end customer’s doorstep, all at one fixed price. The Company first launched its marketplace in January 2019 by focusing on the global furniture market and has since expanded into additional categories such as home appliances and fitness equipment. For more information, please visit the Company’s website: https://investors.gigacloudtech.com/.

Non-GAAP Financial Measures

The Company uses Adjusted EBITDA, which is net income excluding interest, income taxes and depreciation, further adjusted to exclude share-based compensation expenses, a non-GAAP financial measure, to understand and evaluate its core operating performance. Non-GAAP financial measure, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of Adjusted EBITDA” set forth at the end of this press release.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

GigaCloud Technology Inc

Victor Neal

Email: investor.relations@gigacloudtech.com

Ascent Investor Relations LLC

Tina Xiao

Tel: +1-917-609-0333

Email: tina.xiao@ascent-ir.com

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,	June 30,
	2021	2022
	US$	US$
ASSETS
Current assets
Cash	63,198	49,189
Restricted cash	664	1,542
Accounts receivable, net	18,036	23,438
Inventories	81,441	103,385
Prepayments and other current assets	9,080	6,740

Total current assets	172,419	184,294

Non-current assets
Operating lease right-of-use assets	—	133,488
Property and equipment, net	11,075	13,341
Deferred tax assets	72	1,197
Other non-current assets	3,211	3,003

Total non-current assets	14,358	151,029

Total assets	186,777	335,323

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(In thousands)

	December 31,	June 30,
	2021	2022
	US$	US$
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term borrowings	345	293
Accounts payable (including accounts payable of VIEs without recourse to the Company of US$1,433 and US$3,436 as of December 31, 2021 and June 30, 2022, respectively)	25,140	30,756
Contract liabilities (including contract liabilities of VIEs without recourse to the Company of US$394 and US$394 as of December 31, 2021 and June 30, 2022, respectively)	3,690	2,615
Current operating lease liabilities (including current operating lease liabilities of VIEs without recourse to the Company of nil and US$1,844 as of December 31, 2021 and June 30, 2022, respectively)	—	29,049
Income tax payable (including income tax payable of VIEs without recourse to the Company of US$78 and US$171 as of December 31, 2021 and June 30, 2022, respectively)	8,148	4,099
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of VIEs without recourse to the Company of US$341 and US$300 as of December 31, 2021 and June 30, 2022, respectively)	19,721	22,511

Total current liabilities	57,044	89,323

Non-current liabilities
Long-term borrowings	237	55
Operating lease liabilities, non-current (including operating lease liabilities, non-current of VIEs without recourse to the Company of nil and US$4,236 as of December 31, 2021 and June 30, 2022, respectively)	—	105,038
Deferred tax liabilities	286	296
Finance lease obligations, non-current	2,345	2,130
Non-current income tax payable	1,033	3,397

Total non-current liabilities	3,901	110,916

Total liabilities	60,945	200,239

Commitments and contingencies	—	—

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (continued)

(In thousands except for share data and per share data)

	December 31,	June 30,
	2021	2022
	US$	US$
Mezzanine equity
Series E Preferred Shares (US$0.05 par value per share, 3,999,709 shares authorized, issued and outstanding; Redemption value of US$26,652 and US$27,396 as of December 31, 2021 and June 30, 2022, respectively; Liquidation value of US$25,000 as of December 31, 2021 and June 30, 2022, respectively)	26,652	27,396

Total mezzanine equity	26,652	27,396

Shareholders’ equity
Ordinary shares (US$0.05 par value per share, 38,572,025 shares authorized; 11,082,930 and 15,875,571 shares issued and outstanding as of December 31, 2021 and June 30, 2022, respectively)	554	794
Treasury shares, at cost (nil and 4,765,903 shares held as of December 31, 2021 and June 30, 2022, respectively)	—	(238)
Subscription receivable from ordinary shares	(79)	(81)
Series A Preferred Shares (US$0.05 par value per share, 134,190 shares authorized, issued and outstanding; Liquidation value of US$6,710 as of December 31, 2021 and June 30, 2022)	7	7
Series B Preferred Shares (US$0.05 par value per share, 9,991,588 shares authorized, issued and outstanding; Liquidation value of US$5,000 as of December 31, 2021 and June 30, 2022)	500	500
Series C Preferred Shares (US$0.05 par value per share, 4,358,702 shares authorized, issued and outstanding)	218	218
Series D Preferred Shares (US$0.05 par value per share, 2,943,786 shares authorized, issued and outstanding; Liquidation value of US$8,053 as of December 31, 2021 and June 30, 2022)	147	147
Additional paid-in capital	37,439	37,638
Accumulated other comprehensive income	(165)	(1,951)
Retained earnings	60,559	70,654

Total shareholders’ equity	99,180	107,688

Total liabilities, mezzanine equity and shareholders’ equity	186,777	335,323

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands except for share data and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2022	2021 Restated	2022
	US$	US$	US$	US$
Revenues
Service revenues	23,551	32,823	43,969	64,041
Product revenues	88,221	91,204	162,331	172,428

Total revenues	111,772	124,027	206,300	236,469

Cost of revenues
Services	(18,421)	(28,344)	(32,567)	(57,545)
Product sales	(64,445)	(78,662)	(123,939)	(145,033)

Total cost of revenues	(82,866)	(107,006)	(156,506)	(202,578)

Gross profit	28,906	17,021	49,794	33,891
Operating expenses
Selling and marketing expenses	(6,829)	(5,452)	(14,188)	(11,014)
General and administrative expenses	(5,429)	(3,336)	(8,370)	(7,163)

Total operating expenses	(12,258)	(8,788)	(22,558)	(18,177)

Operating income	16,648	8,233	27,236	15,714
Interest expense	(58)	(136)	(123)	(300)
Interest income	180	32	278	124
Foreign currency exchange losses, net	(170)	(1,062)	(897)	(2,292)
Others, net	7	269	46	436

Income before income taxes	16,607	7,336	26,540	13,682
Income tax expense	(2,985)	(1,236)	(4,935)	(2,843)

Net income	13,622	6,100	21,605	10,839

Accretion of Redeemable Convertible Preferred Shares	(374)	(374)	(744)	(744)

Net income attributable to ordinary shareholders	13,248	5,726	20,861	10,095

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (continued)

(In thousands except for share data and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2022	2021	2022
			Restated
	US$	US$	US$	US$
Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	480	(1,717)	445	(1,786)
Total other comprehensive income (loss)	480	(1,717)	445	(1,786)

Comprehensive Income	14,102	4,383	22,050	9,053

Net income per ordinary share
— Basic and diluted	0.43	0.15	0.67	0.28
Weighted average number of ordinary shares outstanding used in computing net income per ordinary share
— Basic and diluted	9,495,844	15,875,571	9,495,844	14,445,722

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended June 30,
	2021	2022
	Restated
	US$	US$
Operating activities:
Net Income	21,605	10,839
Adjustments to reconcile net income to net cash provided by operating activities
Allowance for doubtful accounts	(40)	38
Inventory write-down	43	2,976
Deferred tax	(190)	(1,115)
Share-based compensation	—	199
Depreciation and amortization	266	659
Lease expense to reduce right-of-use assets	—	17,080
Others	122	—
Changes in operating assets and liabilities:
Accounts receivable	(1,151)	(5,440)
Inventories	(29,714)	(24,920)
Prepayments and other current assets	(8,208)	(4)
Accounts payable	6,506	5,616
Contract liabilities	737	(1,075)
Income tax payable	(1,350)	(1,312)
Accrued expenses and other current liabilities	(358)	291
Operating lease liabilities	—	(14,141)

Net cash used in operating activities	(11,732)	(10,309)

Investing activities:
Cash paid for purchase of property and equipment	(604)	(145)

Net cash used in investing activities	(604)	(145)

GigaCloud Technology Inc

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(In thousands)

	Six Months Ended June 30,
	2021	2022
	Restated
	US$	US$
Financing activities:
Cash paid for finance lease obligations	(674)	(2,009)
Repayment of bank loans	(251)	(169)
Proceeds from prepaid consideration of restricted shares	—	1,578

Net cash (used in) provided by financing activities	(925)	(600)

Effect of foreign currency exchange rate changes on cash and restricted cash	93	(2,077)

Net decrease in cash and restricted cash	(13,168)	(13,131)

Cash and restricted cash at the beginning of the period	62,197	63,862

Cash and restricted cash at the end of the period	49,029	50,731

Supplemental information
Interest expense paid	123	300
Income taxes paid	6,476	5,261
Non-cash investing and financing activities:
Purchase of property and equipment under finance leases	—	2,719

GigaCloud Technology Inc

UNAUDITED RECONCILIATION OF ADJUSTED EBITDA

(In thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2022	2021	2022
	US$	US$	US$	US$
Net income	13,622	6,100	21,605	10,839
Add: Income tax expense	2,985	1,236	4,935	2,843
Add: Interest expense	58	136	123	300
Less: Interest income	(180)	(32)	(278)	(124)
Add: Depreciation and amortization	138	348	266	659
Add: Share-based compensation expense	—	—	—	199

Adjusted EBITDA	16,623	7,788	26,651	14,716